SS 2/15/06
AB 2/27/06

[redacted]

SECURIT 06002144 SION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 13 2006 WASH, D.C. 199

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 29280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS LYNN GRAYBILL DBA Graybill Investments

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22151 Ventura Boulevard, Suite 203
(No. and Street)

Woodland Hills	California	91364
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Graybill (818) 348-4424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas L. Graybill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Graybill Investments, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 19th day of Jan, 2006

Notary Public

Signature

Sole Proprietor
Title

WENDY HAMILTON
Commission # 1499450
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments

We have audited the accompanying statement of financial conditions of Thomas L. Graybill d.b.a. Graybill Investments (a sole proprietor) as of December 31, 2005 and the related statements of income, changes in owner's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas L. Graybill d.b.a. Graybill Investments as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 4, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	20,834
Commissions receivable		560
Total assets	$	21,394

Liabilities and Owner's Equity

Liabilities		
Accounts payable	$	1,446
Total liabilities		1,446
Owner's equity		
Owner's equity		19,948
Total owner's equity		19,948
Total liabilities and owner's equity	$	21,394

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Commissions	$ 265,454
Total revenue	265,454
Expenses	
Commissions and floor brokerage	40,916
Communications	9,482
Occupancy and equipment rental	11,880
Taxes, other than income taxes	1,669
Other operating expenses	51,747
Total expenses	115,694
Net income	$ 149,760

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Changes in Sole Proprietor's Capital
For the Year Ended December 31, 2005

	Owner's Equity
Balance on January 1, 2005	$ 17,986
Owner's draw, net	(147,798)
Net income	147,760
Balance on December 31, 2005	$ 19,948

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income		$ 149,760
Adjustments to reconcile net cash and cash equivalents provided by (used in) operating activities:		
Increase (decrease) in:		
Accounts receivable	$ 140	
(Decrease) increase in:		
Accounts payable	91	
Total adjustments		231
Cash and cash equivalents provided by (used in) operating activities		149,991
Cash flows from investing activities:		–
Cash flows from financing activities:		
Owner's draws, net	(147,798)	
Cash and cash equivalents provided by (used in) financing activities		(147,798)
Net increase (decrease) in cash and cash equivalents		2,193
Cash and cash equivalents, January 1, 2005		18,641
Cash and cash equivalents, December 31, 2005		$ 20,834

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Thomas L. Graybill d.b.a. Graybill Investments (the "Company"), a sole proprietor, was founded in 1960 by Thomas L. Graybill's father, Floyd Graybill, as a dealer in mutual funds. In 1982, Thomas L. Graybill purchased the Company from his father. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company exclusively sells mutual funds. The Company has approximately 500 clients, most of whom are located in the Southern California area, with approximately 20% of the clientele generating about 80% of the revenue.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions are received as compensation for services and are recorded when trades are placed or reinvestments are recorded. Costs and expenses are included in operations in the period they are incurred.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Advertising cost are expensed as incurred.

Furniture, equipment and leasehold improvements are depreciated over their useful lives, ranging from five (5) to ten (10) years, using the straight-line method of accounting.

There is no income tax provision provided as the Company, an unincorporated business, recognizes the income tax consequences on the owner's personal tax return.

Note 2: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements as of December 31, 2005 consisted of the following:

		Life in Years	Method
Leasehold improvements	$ 3,429	10	Straight-line
Furniture	9,655	5	Straight-line
Equipment	20,248	5	Straight-line
Computer software	2,674	5	Straight-line
Client list	35,900	5	Straight-line
	71,906		
Less accumulated depreciation	(71,906)		
	$ 0		

The Company's assets are fully depreciated.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company rented office space from 22151 Ventura Blvd. Partnership. Mr. Thomas L. Graybill is a partner in this partnership.

For the year ended December 31, 2005, rent expense of $11,880 was reflected in the financial statements.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company entered into two leases for vehicles. Auto expense under these agreements for the year ended December 31, 2005 was $22,620.

The future minimum lease expense are:

	December 31,
2006	$ 23,791
2007	23,791
2008	20,059
2009	740
Total	$ 68,381

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
For the year ended December 31, 2005

Note 6: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company's net capital of $19,228 exceeded the minimum net capital requirement by $14,228; and the Company's ratio of aggregate indebtedness ($1,446) to net capital was 0.08 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Total owner's equity		$ 19,948
Less: Non-allowable assets		–
Receivable aged over 30 days		(560)
Net capital before haircuts		19,388
Haircuts		(160)
Net Capital		19,228
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 96	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 14,228
Ratio of aggregate indebtedness to net capital	0.08:1	

There was a $560 difference between net capital shown here and net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. The $560 difference is due to the haircut on the receivable.

See independent auditor's report

Thomas L. Graybill d.b.a. Graybill Investments
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report

Thomas L. Graybill d.b.a. Graybill Investments
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report

Thomas L. Graybill d.b.a. Graybill Investments

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments

In planning and performing our audit of the financial statements of Thomas L. Graybill d.b.a. Graybill Investments for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Thomas L. Graybill d.b.a. Graybill Investments including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 4, 2006